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Exhibit 99.1

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Aquila

March 20, 2001
20 West Ninth Street
Kansas City, MO 64105
816-421-6600

Securities and Exchange Commission
Washington, DC 20549

RE:    Annual Report on Form 10-K for the Year Ended December 31, 2001

Dear Sir or Madam: Andersen has represented to us that the audit of Aquila, Inc. for the year ended December 31, 2001, was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on audits, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Sincerely,

/s/ Dan Streek

Dan Streek
Chief Financial Officer

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  Exhibit 99.1